

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 4, 2011

Via E-mail
Martin Smiley
Chief Financial Officer and General Counsel
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854

> **Re:** **mPhase Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 12, 2011**
> **File No. 333-177248**

Dear Mr. Smiley:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Fee Table

1. Please revise your discussion of Rule 416 in footnote (1) to the table to remove or explain your reference to the adjustment provisions in the convertible note. Please note that you may not rely on Rule 416 to register the resale of an indeterminate number of shares of common stock issuable under a conversion formula based on a fluctuating market price. Refer to Question 213.02 of the Compliance and Disclosure Interpretations of the Securities Act Rules, available at our website at http://sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

2. We note from your disclosure under "Footnote 13. Subsequent Events" and from the registration rights agreement that the closing of the second tranche under the convertible note in the amount of $200,000 is conditioned upon the filing by the company of a registration statement providing for the registration of 185,400,000 shares of common stock." We see, however, that you are only registering an offering of 184,400,000 shares

for resale. Please tell us whether the conditions for the closing of the second tranche under the convertible note have been met and, if not, why it is appropriate to register the resale of the shares underlying the second tranche at this time.

Prospectus Cover Page

3.   Please reconcile the disclosure in the first paragraph that this prospectus relates in part to shares to be resold by Jay Wright upon conversion of a "convertible note" with the disclosure in the fee table and the third paragraph on page 6 which indicate that the shares to be resold by Jay Wright under this registration statement are issuable upon exercise of a warrant. In this regard, we note that the disclosure under the caption "(Jay Wright)" on page 48 indicates that the company issued Jay Wright both a convertible note and a warrant.

Prospectus Summary, page 4

4.   Please revise your prospectus summary to highlight your history of net losses and your accumulated deficit, as well as the going concern language in your auditor's report.

5.   We note from Footnote 13 to your financial statements that you expected the acquisition of Energy Innovative Products, Inc. to be closed by October 2011. Please update your prospectus as appropriate.

About This Offering, page 5

6.   Please revise your prospectus summary to clarify how you calculated the number of shares to be offered for resale. Clarify how you arrived at the percentage in the parenthetical to note (1) to the fee table and explain why the amount of shares to be resold is more than the number of shares issuable upon conversion of the notes, as indicated in note (1) to the fee table. Also, clarify how the conversion features of the notes are reflected in your calculation; we note the $.01 per share and 80% features referenced in the first paragraph on page 6 and the 75% feature referenced on page 48. Revise the fee table and footnotes as appropriate.

Warrant, page 6

7.   Please reconcile the number of warrant shares disclosed here with the number of warrant shares disclosed in the fee table, in footnote 13 to your financial statements and in Exhibit 10.71.

Selling Security Holders, page 17

8.   Please tell us where you have provided the table referenced in the first sentence of this section. Please ensure that this section includes all of the information required by Regulation S-K Item 507.

Directors, Executive Officers…, page 33

9.   Please provide the disclosure required by Item 401(f) of Regulation S-K regarding the cease and desist order contained in Release No. 34-56672 (October 18, 2007) as it relates to Messrs. Durando and Dotoli.

Part II. Information Not Required in Prospectus, page 42

10.   Please revise your registration statement to provide the undertakings required by Item 17 of Form S-1.

Financial Statement Schedules, page 51

11.   We note that your reports and related financial statements start on page 51 of your registration statement, after the heading "Information Not Required in Prospectus" on page 42, and indicate that your documents are filed as part of your Form 10-K. Please explain to us how the current organization complies with the requirement of Form S-1 Item 11(e) that you include your financial statements in the prospectus. Please revise your prospectus as appropriate.

Signatures, page 92

12.   Please revise your signature page to type or print the name of each person who signs the registration statement beneath each person's typed signature. Refer to Instructions 1 and 2 to Form S-1 Signatures and Rule 402(e) under the Securities Act.

13.   Please have your principal accounting officer or controller sign your registration statement, indicating each capacity in which such officer signs the registration statement. Refer to Instructions 1 and 2 to the Signatures portion of Form S-1.

Exhibit 5.1

14.   Please tell us how the opinion reflects the shares issuable upon conversion of the warrant referenced in the fee table.

15.   We note the third to last paragraph of the opinion. The opinion you file to satisfy your obligation under Regulation S-K Item 601(b)(5) must opine under the laws of the state in which the registrant is incorporated. Please file a revised opinion.

16.   Please note that investors are entitled to rely upon the opinion. Please revise the penultimate paragraph of the opinion to revise any restrictions to the contrary.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Louis Rambo at (202) 551-3289 or Tim Buchmiller at (202) 551-3635 with any questions.

Sincerely,

/s/ Tim Buchmiller for

Amanda Ravitz
Assistant Director